Exhibit 99.1

SINA Reports Second Quarter 2017 Financial Results

BEIJING, China—August 9, 2017—SINA Corporation (the “Company” or “SINA”) (NASDAQ: SINA), a leading online media company serving China and the global Chinese communities, today announced its unaudited financial results for the second quarter ended June 30, 2017.

Second Quarter 2017 Highlights

•          Net revenues increased 47% year over year to $358.9 million. Non-GAAP net revenues increased 48% year over year to $356.3 million.

•          Advertising revenues increased 44% year over year to $295.2 million.

•          Non-advertising revenues increased 64% year over year to $63.8 million. Non-GAAP non-advertising revenues increased 68% year over year to $61.2 million.

•          Income from operations increased 355% year over year to $94.7 million. Non-GAAP income from operations increased 235% year over year to $115.5 million. Non-GAAP operating margin was 32%, up from 14% for the same period last year.

•          Net income attributable to SINA was $23.4 million, or $0.31 diluted net income per share attributable to SINA. Non-GAAP net income attributable to SINA was $52.7 million, or $0.70 non-GAAP diluted net income per share attributable to SINA.

•          Weibo’s monthly active users (“MAUs”) increased from 282 million in June 2016 to 361 million in June 2017, an increase of 28% year over year. Weibo’s mobile MAUs represented 92% of Weibo’s MAUs.

•          Weibo’s average daily active users (“DAUs”) had a net addition of approximately 33 million users year over year and reached 159 million in June 2017.

“We are delighted with the financial results for the second quarter of 2017.” said Charles Chao, Chairman and CEO of SINA. “Weibo has further strengthened its social platform network effect and delivered solid user base expansion, accelerated revenue growth and continuing operational leverage.” said Mr. Chao. “For SINA business, we have continued to witness healthy growth of mobile traffic from SINA media properties and improved mobile monetization. We are also pleased to see the progression we made in our online finance business.” Mr. Chao concluded.

Second Quarter 2017 Financial Results

For the second quarter of 2017, SINA reported net revenues of $358.9 million, compared to $244.0 million for the same period last year. Non-GAAP net revenues for the second quarter of 2017 totaled $356.3 million, compared to $241.4 million for the same period last year.

Online advertising revenues for the second quarter of 2017 were $295.2 million, compared to $205.0 million for the same period last year. The year-over-year growth in online advertising revenues was mainly resulted from an increase of $91.2 million, or 72% growth in Weibo advertising and marketing revenues.

Non-advertising revenues for the second quarter of 2017 were $63.8 million. Non-GAAP non-advertising revenues for the second quarter of 2017 were $61.2 million, compared to $36.3 million for the same period last year. The year-over-year growth in non-advertising revenues was mainly resulted from the increase of Sina online finance business and Weibo membership fees.

Gross margin for the second quarter of 2017 was 74%, compared to 64% for the same period last year. Advertising gross margin for the second quarter of 2017 was 76%, compared to 64% for the same period last year. The increase in advertising gross margin was primarily due to stronger advertising demand from Weibo advertisers, further operating leverage of Weibo business due to its relatively fixed cost nature and the streamline of costs structure for portal business. Non-advertising gross margin for the second quarter of 2017 was 68%, compared to 59% for the same period last year. The increase in non-advertising margin was primarily due to increase in revenues contributed by higher margin business, such as Weibo’s membership services, and margin improvement of portal’s non-advertising business.

Operating expenses for the second quarter of 2017 totaled $171.9 million, compared to $134.2 million for the same period last year. The increase in operating expenses was primarily due to an increase in sales and marketing expenses. Non-GAAP operating expenses for the second quarter of 2017 totaled $150.6 million, compared to $119.7 million for the same period last year.

Income from operations for the second quarter of 2017 was $94.7 million, compared to $20.8 million for the same period last year. Operating margin was 26%, up from 9% for the same period last year. Non-GAAP income from operations for the second quarter of 2017 was $115.5 million, compared to $34.5 million for the same period last year. Non-GAAP operating margin was 32%, up from 14% for the same period last year.

Non-operating loss for the second quarter of 2017 was $13.4 million, compared to a non-operating income of $35.0 million for the same period last year. Non-operating loss for the second quarter of 2017 mainly included: (i) a $101.0 million gains from disposing of certain marketable securities and other gains, which are excluded under non-GAAP measure; (ii) a $113.1 million of investment impairment write down of the Company’s investment in Leju Holding Limited (“Leju”), which is excluded under non-GAAP measure; and (iii) a $5.3 million loss pick-up from equity-method investments, which are accounted for under the equity-method and reported one quarter in arrears, mainly resulting from the loss pick-up from the Company’s investment in Leju. Non-operating income for the second quarter of 2016 included: (i) a $34.9 million net gain on sale of and impairment on investments, which is excluded under non-GAAP measure; and (ii) a $6.2 million loss from equity method investment in a number of our equity investees which was reported one-quarter in arrears.

Net income attributable to SINA for the second quarter of 2017 was $23.4 million, compared to $43.3 million for the same period last year. Diluted net income per share attributable to SINA for the second quarter of 2017 was $0.31, compared to $0.59 for the same period last year. Non-GAAP net income attributable to SINA for the second quarter of 2017 was $52.7 million, compared to $19.9 million for the same period last year. Non-GAAP diluted net income per share attributable to SINA for the second quarter of 2017 was $0.70, compared to $0.27 for the same period last year.

As of June 30, 2017, SINA’s cash, cash equivalents and short-term investments totaled $2.1 billion, compared to $1.8 billion as of December 31, 2016. For the second quarter of 2017, net cash provided by operating activities was $238.3 million, capital expenditures totaled $2.8 million, and depreciation and amortization expenses amounted to $8.1 million.

In-Kind Distribution

On May 26, 2017, the Company announced its planned distribution of shares of Weibo to SINA shareholders as of the record date of June 7, 2017 on a pro rata basis, or one Weibo Share for each ten outstanding SINA ordinary shares. As of the distribution date on July 10, 2017, the Company distributed 7,142,148 Class A ordinary shares of Weibo, based on 71,421,480 ordinary shares of SINA outstanding as of the record date. Following the distribution of the Weibo Shares, SINA’s equity stake in Weibo decreased from approximately 49% (or approximately 74% by voting power) to approximately 46% (or approximately 72% by voting power), which resulted in an increase in the percentage of the non-controlling interests related to Weibo.

Share Repurchase Plan

SINA’s board of directors has approved an extension of share repurchase plan, which was originally announced in March 2016. The extended share repurchase plan will be effective until June 30, 2018. Under the share repurchase plan, SINA is authorized to repurchase its own ordinary shares with an aggregate value of up to US$500 million. SINA expects to fund the repurchase out of its existing cash balance. The share repurchase may be effected on the open market at prevailing market prices and/or in negotiated transactions off the market from time to time as market conditions warrant and will be implemented in accordance with applicable rules under the U.S. Securities Exchange Act of 1934, as amended.

Non-GAAP Measures

This release contains the following non-GAAP financial measures: non-GAAP net revenues, non-GAAP non-advertising revenues, non-GAAP advertising and non-advertising gross margin, non-GAAP operating expenses, non-GAAP income (loss) from operations, non-GAAP net income (loss) attributable to SINA and non-GAAP diluted net income (loss) per share attributable to SINA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP. The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.

The Company’s non-GAAP financial measures exclude recognition of deferred revenues related to the license granted to Leju, stock-based compensation, amortization of intangible assets,  adjustment for non-GAAP to GAAP reconciling items on the share of equity method investments, gain/loss on sale of investment/business, deemed disposal and impairment on investment, income tax effects of above non-GAAP to GAAP reconciling items and adjustment for non-GAAP to GAAP reconciling items for the income (loss) attributable to non-controlling interests and amortization of convertible debt issuance cost. The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations.  They may not be comparable to non-GAAP financial measures used by other companies. Management compensates for these limitations by also considering the Company’s financial results prepared in accordance with U.S. GAAP. Reconciliations of the Company’s non-GAAP measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results”.

Conference Call

SINA will host a conference call from 8:10 a.m. — 9:00 a.m. Eastern Time on August 9, 2017 (or 8:10 p.m. — 9:00 p.m. Beijing Time on August 9, 2017) to present an overview of the Company’s financial performance and business operations. A live webcast of the call will be available through the Company’s corporate website at http://corp.sina.com.cn. The conference call can be accessed as follows:

US:	+1 845 675 0438
Hong Kong:	+852 3018 6776
China:	400 120 0654
International:	+65 6713 5440
Passcode for all regions:	64862037

A replay of the conference call will be available through morning Eastern Time August 17, 2017. The dial-in number is +61 2 9003 4211. The passcode for the replay is 64862037.

About SINA

We are a leading online media company serving China and the global Chinese communities. Our digital media network of SINA.com (portal), SINA.cn (mobile portal), SINA Mobile Apps and Weibo.com (social media) enables Internet users to access professional media and user generated content in multi-media formats from personal computers and mobile devices and share their interests with friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region-specific websites and a full range of complementary offerings. SINA.cn and SINA Mobile Apps provide news information, professional and entertainment content from SINA.com customized for mobile users in WAP (mobile browser) and mobile application format. Weibo is a leading social media platform for people to create, distribute and discover Chinese-language content. Based on an open platform architecture, Weibo allows users to create and post feeds and attach multi-media content, as well as access a wide range of organically and third-party developed applications, such as online games.

Through these properties and other product lines, we offer an array of online media and social media services to our users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, SINA’s expected financial performance and SINA’s strategic and operational plans (as described, without limitation, in quotations from management in this press release). SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. SINA assumes no obligation to update the forward-looking statements in this press release and elsewhere. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to failure to meet internal or external expectations of future performance given the rapidly evolving markets; condition of the global financial and credit market; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on online advertising sales and value-added services for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products, including portal, Weibo and MVAS products; failure to enter and develop the small and medium enterprise market by the Company or through cooperation with other parties, such as Alibaba; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; and failure to compete successfully against new entrants and established industry competitors. Further information regarding these and other risks is included in SINA’s annual report on Form 20-F for the year ended December 31, 2016 and other filings with the Securities and Exchange Commission.

Contact:

Investor Relations

SINA Corporation

Phone: +86 10 5898 3336

Email: ir@staff.sina.com.cn

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. Dollars in thousands, except per share data)

	Three months ended			Six months ended
	June 30,		March 31,	June 30,
	2017	2016	2017	2017	2016
Net revenues:
Advertising	$295,153	$205,031	$227,999	$523,152	$367,998
Non-advertising	63,779	38,931	50,066	113,845	74,639
	358,932	243,962	278,065	636,997	442,637
Cost of revenues *:
Advertising	72,211	73,083	67,668	139,879	141,272
Non-advertising	20,113	15,834	18,904	39,017	28,539
	92,324	88,917	86,572	178,896	169,811
Gross profit	266,608	155,045	191,493	458,101	272,826

Operating expenses:
Sales and marketing *	83,408	56,895	68,083	151,491	108,597
Product development *	63,486	53,522	54,420	117,906	106,016
General and administrative *	25,036	23,808	24,023	49,059	45,942
	171,930	134,225	146,526	318,456	260,555
Income from operations	94,678	20,820	44,967	139,645	12,271

Non-operating income (loss):
Earning (Loss) from equity method investments, net	(5,265)	(6,190)	3,143	(2,122)	(16,754)
Gain on sale of investments/business and impairment on investments, net	(16,315)	34,925	15,883	(432)	63,152
Interest and other income, net	8,225	6,308	11,233	19,458	12,916
	(13,355)	35,043	30,259	16,904	59,314

Income before income taxes	81,323	55,863	75,226	156,549	71,585
Income tax expense	(19,135)	(2,747)	(13,826)	(32,961)	(2,731)

Net income	62,188	53,116	61,400	123,588	68,854
Less: Net income attributable to non-controlling interests	38,798	9,789	22,876	61,674	10,207

Net income attributable to SINA	$23,390	$43,327	$38,524	$61,914	$58,647

Basic net income per share attributable to SINA	$0.33	$0.62	$0.54	$0.87	$0.84
Diluted net income per share attributable to SINA **	$0.31	$0.59	$0.52	$0.83	$0.82

Shares used in computing basic net income per share attributable to SINA	71,197	70,047	70,959	71,078	69,952
Shares used in computing diluted net income per share attributable to SINA	73,890	77,202	73,409	73,667	76,982

* Stock-based compensation in each category:
Cost of revenues	$2,106	$1,775	$2,230	$4,336	$3,341
Sales and marketing	5,269	3,303	4,583	9,852	6,146
Product development	6,668	3,592	6,990	13,658	8,514
General and administrative	8,143	7,165	7,387	15,530	14,076

** Net income attributable to SINA is adjusted for diluted shares issued by our subsidiary and equity method investments.

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	June 30,	December 31,
	2017	2016
Assets
Current assets:
Cash and cash equivalents	$1,502,512	$1,407,625
Short-term investments	589,095	389,440
Restricted cash	324,180	241,306
Accounts receivable, net	229,850	210,328
Prepaid expenses and other current assets	388,702	407,373
Subtotal	3,034,339	2,656,072

Property and equipment, net	245,208	241,680
Goodwill and intangible assets, net	73,175	12,108
Long-term investments	1,153,861	1,318,207
Other assets	67,288	56,807
Total assets	$4,573,871	$4,284,874

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$126,564	$108,381
Amount due to customers	324,180	241,306
Accrued expenses and other current liabilities	514,521	452,751
Short-term bank loan	7,376	33,152
Deferred revenues	101,748	95,566
Income taxes payable	55,580	40,127
Subtotal	1,129,969	971,283

Convertible debt	153,092	153,092
Long-term deferred revenues	59,780	65,188
Other long-term liabilities	7,025	4,332
Total liabilities	1,349,866	1,193,895

Shareholders’ equity
SINA shareholders’ equity	2,679,693	2,679,590
Non-controlling interests	544,312	411,389
Total shareholders’ equity	3,224,005	3,090,979

Total liabilities and shareholders’ equity	$4,573,871	$4,284,874

SINA CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(U.S. Dollars in thousands)

	Three months ended			Six months ended
	June 30,		March 31,	June 30,
	2017	2016	2017	2017	2016

Net revenues
Portal:
Portal Advertising	$77,931	$78,694	$59,791	$137,722	$142,415
Other	28,746	19,219	20,162	48,908	34,883
Subtotal	106,677	97,913	79,953	186,630	177,298

Weibo:
Advertising and marketing	218,340	127,173	169,297	387,637	226,419
Weibo non-advertising	35,033	19,712	29,904	64,937	39,756
Subtotal	253,373	146,885	199,201	452,574	266,175

Elimination	(1,118)	(836)	(1,089)	(2,207)	(836)
	$358,932	$243,962	$278,065	$636,997	$442,637

Cost of revenues
Portal:
Portal Advertising	$27,647	$36,804	$27,482	$55,129	$72,341
Other	14,368	11,502	12,702	27,070	20,233
Subtotal	42,015	48,306	40,184	82,199	92,574

Weibo	50,372	40,657	46,450	96,822	77,283

Elimination	(63)	(46)	(62)	(125)	(46)
	$92,324	$88,917	$86,572	$178,896	$169,811

Gross margin
Portal	61%	51%	50%	56%	48%
Weibo	80%	72%	77%	79%	71%
	74%	64%	69%	72%	62%

SINA CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(U.S. Dollars in thousands, except per share data)

	Three months ended
	June 30, 2017				June 30, 2016				March 31, 2017
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$295,153			$295,153	$205,031			$205,031	$227,999			$227,999
Non-advertising revenues	63,779	(2,609)	(a)	61,170	38,931	(2,609)	(a)	36,322	50,066	(2,609)	(a)	47,457
Net revenues	$358,932	$(2,609)		$356,323	$243,962	$(2,609)		$241,353	$278,065	$(2,609)		$275,456

		(2,609)	(a)			(2,609)	(a)			(2,609)	(a)
		2,106	(b)			1,775	(b)			2,230	(b)
Gross profit	$266,608	$(503)		$266,105	$155,045	$(834)		$154,211	$191,493	$(379)		$191,114

		(20,080)	(b)			(14,060)	(b)			(18,960)	(b)
		(1,227)	(c)			(461)	(c)			(155)	(c)
Operating expenses	$171,930	$(21,307)		$150,623	$134,225	$(14,521)		$119,704	$146,526	$(19,115)		$127,411

		(2,609)	(a)			(2,609)	(a)			(2,609)	(a)
		22,186	(b)			15,835	(b)			21,190	(b)
		1,227	(c)			461	(c)			155	(c)
Income from operations	$94,678	$20,804		$115,482	$20,820	$13,687		$34,507	$44,967	$18,736		$63,703

						(2,609)	(a)
		(2,609)	(a)			15,835	(b)			(2,609)	(a)
		22,186	(b)			461	(c)			21,190	(b)
		1,227	(c)			2,427	(d)			155	(c)
		75	(d)			(34,925)	(e)			224	(d)
		16,315	(e)			(5,646)	(f)			(15,883)	(e)
		(7,745)	(f)			1,085	(g)			(5,494)	(f)
		(180)	(h)			(102)	(h)			1,472	(h)
Net income attributable to SINA	$23,390	$29,269		$52,659	$43,327	$(23,474)		$19,853	$38,524	$(945)		$37,579

Diluted net income per share attributable to SINA *	$0.31			$0.70	$0.59			$0.27	$0.52			$0.50
Shares used in computing diluted net income per share attributable to SINA	73,890	—		73,890	77,202	—		77,202	73,409	—		73,409

Gross margin - advertising	76%	—		76%	64%	1%		65%	70%	1%		71%
Gross margin - non-advertising	68%	-1%		67%	59%	-3%		56%	62%	-2%		60%

	Six months ended
	June 30, 2017				June 30, 2016
	Actual	Adjustments		Non-GAAP Results	Actual	Adjustments		Non-GAAP Results
Advertising revenues	$523,152			$523,152	$367,998			$367,998
Non-advertising revenues	113,845	(5,218)	(a)	108,627	74,639	(5,218)	(a)	69,421
Net revenues	$636,997	$(5,218)		$631,779	$442,637	$(5,218)		$437,419

		(5,218)	(a)			(5,218)	(a)
		4,336	(b)			3,341	(b)
Gross profit	$458,101	$(882)		$457,219	$272,826	$(1,877)		$270,949

		(39,040)	(b)			(28,736)	(b)
		(1,382)	(c)			(1,018)	(c)
Operating expenses	$318,456	$(40,422)		$278,034	$260,555	$(29,754)		$230,801

		(5,218)	(a)			(5,218)	(a)
		43,376	(b)			32,077	(b)
		1,382	(c)			1,018	(c)
Income from operations	$139,645	$39,540		$179,185	$12,271	$27,877		$40,148

						(5,218)	(a)
		(5,218)	(a)			32,077	(b)
		43,376	(b)			1,018	(c)
		1,382	(c)			1,946	(d)
		299	(d)			(63,152)	(e)
		432	(e)			(10,165)	(f)
		(13,239)	(f)			2,169	(g)
		1,292	(h)			(225)	(h)
Net income attributable to SINA	$61,914	$28,324		$90,238	$58,647	$(41,550)		$17,097

Diluted net income per share attributable to SINA *	$0.83			$1.21	$0.82			$0.23
Shares used in computing diluted net income per share attributable to SINA	73,667	—		73,667	76,982	(6,467)	(i)	70,515

Gross margin - advertising	73%	1%		74%	62%	1%		63%
Gross margin - non-advertising	66%	-2%		64%	62%	-3%		59%

(a)         To exclude the recognition of deferred revenue related to the license granted to Leju.

(b)         To exclude stock-based compensation.

(c)          To adjust amortization of intangible assets.

(d)         To exclude the Non-GAAP to GAAP reconciling items on the share of equity method investments, net of share of amortization of intangibles not on their books.

(e)          To exclude (gain) loss on sale of investments/business, (gain) loss on deemed disposal and impairment on investments, net.

(f)           To exclude Non-GAAP to GAAP reconciling items for the income attributable to non-controlling interests.

(g)         To exclude the amortization of convertible debt issuance cost.

(h)         To exclude the provision (benefit) for income tax related to item (c) and (e). Other non-GAAP to GAAP reconciling items have no income tax effect.**

(i)            To adjust the number of shares for dilution resulted from convertible debt and unvested equity granted.

*               Net income attributable to SINA is adjusted for diluted shares issued by our subsidiary and equity method investments.

**          Most of the reconciliation items were recorded in entities in tax free jurisdictions hence no income tax implications. For impairment on investments, valuation allowances were made for those differences the Company does not expect they can be realized in the foreseeable future.

UNAUDITED RECONCILIATION OF SINA’S SHARE OF EQUITY INVESTMENTS’ NON-GAAP TO GAAP RESULTS*

	Three months ended
	June 30, 2017			June 30, 2016			March 31, 2017
	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results

To exclude stock-based compensation		$736			$1,356			$320
To exclude amortization of intangible assets resulting from business acquisitions		1,035			587			102
To exclude gain on disposal and impairment on investments		(1,319)			(739)			(321)
To exclude (gain) loss resulting from the fair value changes in investments		(637)			1,236			39
To exclude tax impacts related to amortization of intangible assets		(143)			(180)			(21)
Earning (Loss) from equity method investments, net	$(4,862)	$(328)	$(5,190)	$(6,023)	$2,260	$(3,763)	$3,248	$119	$3,367
Share of amortization of equity investments’ intangibles not on their books	(523)	523	—	(223)	223	—	(125)	125	—
Share of tax impacts related to amortization of equity investments’ intangibles not on their books	120	(120)	—	56	(56)	—	20	(20)	—
	$(5,265)	$75	$(5,190)	$(6,190)	$2,427	$(3,763)	$3,143	$224	$3,367

	Six months ended
	June 30, 2017			June 30, 2016
			Non-GAAP			Non-GAAP
	Actual	Adjustments	Results	Actual	Adjustments	Results

To exclude stock-based compensation		$1,056			$2,911
To exclude amortization of intangible assets resulting from business acquisitions		1,137			1,377
To exclude gain on disposal and impairment on investments		(1,640)			(1,547)
To exclude gain resulting from the fair value changes in investments		(598)			(890)
To exclude tax impacts related to amortization of intangible assets		(164)			(366)
Loss from equity method investments, net	$(1,614)	$(209)	$(1,823)	$(16,293)	$1,485	$(14,808)
Share of amortization of equity investments’ intangibles not on their books	(648)	648	—	(615)	615	—
Share of tax impacts related to amortization of equity investments’ intangibles not on their books	140	(140)	—	154	(154)	—
	$(2,122)	$299	$(1,823)	$(16,754)	$1,946	$(14,808)

* Earning (Loss) from equity method investments is recorded one quarter in arrears.